UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [   ]Merger

      [   ]Liquidation

      [X]  Abandonment of Registration

           (Note: Abandonments of registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]Election of status as a Business Development Company (Note: Business development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2.    Name  of  fund:   Rupay-Barrington   Total   Return   Fund   (Series   of
      Rupay-Barrington Funds, Inc.)

3.    Securities and Exchange Commission file No.:  811-08516
                                                    ---------

4.    Is this an initial Form N-8F or an  amendment to a previously  filed Form
      N-8F?

      [ ]  Initial Application            [ X ]Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      1000 Ballpark Way, Suite 302, Arlington, TX  76011

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Frederick C. Summers, III, Attorney at Law, 5949 SHERRY LANE, SUITE 1025, LB 109, DALLAS, TEXAS 75225, Telephone: 214-368-1800

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      Rupay-Barrington Funds, Inc. 1000 Ballpark Way, Suite 302, Arlington, TX 76011, 800-469-7220

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]  Management company;

      [   ]Unit investment trust; or

      [   ]Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]  Open-end       [   ]Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the funds contracts with those advisers have been terminated:
      The  Rupay-Barrington  Advisors,  Inc.,  1000 Ballpark Way, Suite
      302, Arlington, TX  76011
      Valley Forge Advisors, Inc., 595 Market Street, Suite 1980, San Francisco, California 94105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Rupay-Barrington Securities Corporation, 1000 Ballpark Way, Suite 302, Arlington, TX 76011
      Valley Forge  Distributors,  Inc.,  595 Market  Street,  Suite 1980,  San
      Francisco, California   94105

13.   If the fund is a unit investment trust ("UIT") provide:
      (a)  Depositor's name(s) and address(es):

      (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [   ]Yes       [X]  No

      If Yes, for each UIT state:
           Name(s):

           File No.:  811-___________

           Business Address:

15.   (a)  Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X]  Yes       [   ]No

           If Yes, state the date on which the board vote took place: March 2, 2000

           If No, explain:
      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [   ]Yes       [X]  No

           If Yes, state the date on which the shareholder vote took place:

           If No, explain:
           Shareholder approval not required

II.   Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [   ]Yes       [   ]No

      (a)  If Yes, list the date(s) on which the fund made those distributions:

      (b)  Were the distributions made on the basis of net assets?

           [   ]Yes       [   ]No

      (c)  Were the distributions made pro rata based on share ownership?

           [   ]Yes       [   ]No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Liquidations only:
           Were any distributions to shareholders made in kind?

           [   ]Yes       [   ]No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [   ]Yes       [   ]No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [   ]Yes       [   ]No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [   ]Yes       [   ]No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [   ]Yes       [   ]No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [   ]Yes       [   ]No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

      [   ]Yes       [   ]No

      If Yes,
      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)  List  the  expenses  incurred  in  connection  with  the  Merger  or
Liquidation:

           (i)  Legal expenses:
           (ii) Accounting expenses
           (iii)Other expenses (list and identify separately):
           (iv) total expenses (sum of line (i)-(iii) above):

      (b)  How were those expenses allocated?


      (c)  Who paid those expenses?


      (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [   ]Yes       [   ]No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [   ]Yes       [ X ]No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ X ]Yes       [   ]No

      If Yes, describe the nature and extent of those activities:

      The Fund will continue as a private investment company until liquidation.

VI.   Mergers Only

26.   (a)  State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rupay-Barrington Total Return Fund (Series of Rupay-Barrington Funds, Inc.), (ii) he or she is the Vice President of Rupay-Barrington Total Return Fund (Series of Rupay-Barrington Funds, Inc.), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

/s/Dixon R. Holman
------------------
Dixon R. Holman

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [   ]Merger

      [   ]Liquidation

      [X]  Abandonment of Registration

           (Note: Abandonments of registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]Election of status as a Business Development Company (Note: Business development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Rupay-Barrington Value Fund (Series of Rupay-Barrington Funds, Inc.)

3.    Securities and Exchange Commission file No.:  811-08516
                                                    ---------

4.    Is this an initial Form N-8F or an  amendment to a previously  filed Form
      N-8F?

      [X]  Initial Application            [   ]Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      1000 Ballpark Way, Suite 302, Arlington, TX  76011

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Frederick C. Summers, III, Attorney at Law, 5949 SHERRY LANE, SUITE 1025, LB 109, DALLAS, TEXAS 75225, Telephone: 214-368-1800

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      Rupay-Barrington Funds, Inc. 1000 Ballpark Way, Suite 302, Arlington, TX 76011, 800-469-7220

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]  Management company;

      [   ]Unit investment trust; or

      [   ]Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]  Open-end       [   ]Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the funds contracts with those advisers have been terminated:
      The  Rupay-Barrington  Advisors,  Inc.,  1000 Ballpark Way, Suite
      302, Arlington, TX  76011
      Valley Forge Advisors, Inc., 595 Market Street, Suite 1980, San Francisco, California 94105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Rupay-Barrington Securities Corporation, 1000 Ballpark Way, Suite 302, Arlington, TX 76011
      Valley Forge  Distributors,  Inc.,  595 Market  Street,  Suite 1980,  San
      Francisco, California   94105

13.   If the fund is a unit investment trust ("UIT") provide:
      (a)  Depositor's name(s) and address(es):

      (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [   ]Yes       [X]  No

      If Yes, for each UIT state:
           Name(s):

           File No.:  811-___________

           Business Address:

15.   (a)  Did the fund obtain approval from the board of directors  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X]  Yes       [   ]No

           If Yes, state the date on which the board vote took place: March 2, 2000

           If No, explain:
      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [   ]Yes       [X]  No

           If Yes, state the date on which the shareholder vote took place:

           If No, explain:
           Shareholder approval not required

II.   Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [   ]Yes       [   ]No

      (a)  If Yes, list the date(s) on which the fund made those distributions:

      (b)  Were the distributions made on the basis of net assets?

           [   ]Yes       [   ]No

      (c)  Were the distributions made pro rata based on share ownership?

           [   ]Yes       [   ]No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Liquidations only:
           Were any distributions to shareholders made in kind?

           [   ]Yes       [   ]No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [   ]Yes       [   ]No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [   ]Yes       [   ]No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [   ]Yes       [   ]No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [   ]Yes       [   ]No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [   ]Yes       [   ]No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?

      [   ]Yes       [   ]No

      If Yes,
      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)  List  the  expenses  incurred  in  connection  with  the  Merger  or
Liquidation:

           (i)  Legal expenses:
           (ii) Accounting expenses
           (iii)Other expenses (list and identify separately):
           (iv) total expenses (sum of line (i)-(iii) above):

      (b)  How were those expenses allocated?


      (c)  Who paid those expenses?


      (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [   ]Yes       [   ]No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [   ]Yes       [ X ]No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ X ]Yes       [   ]No

      If Yes, describe the nature and extent of those activities:

      The Fund will continue as a private investment company until liquidation.

VI.   Mergers Only

26.   (a)  State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rupay-BarringtonValue Fund (Series of Rupay-Barrington Funds, Inc.), (ii) he or she is the Vice President of Rupay-Barrington Total Return Fund (Series of Rupay-Barrington Funds, Inc.), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

/s/Dixon R. Holman
------------------
Dixon R. Holman